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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                          Equity Growth Systems, inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  294698 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Charles J. Scimeca
                            8001 DeSoto Woods Drive
                               Sarasota, Florida 34243
                                  941-358-8182
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    6/25/99

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/98)

CUSIP No.  298698 10 5           13D                   Page 2   of  4  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Michael D. Umile    _______________


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

                                 Not Applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF        1,105,325

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,105,325

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   1,105,325
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               [_]
excludes contingent deferred shares per the terms of the Reorganization Agreement dated June 25, 1999.
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     13.08%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 294698 10 5           13D                   Page 3   of 4   Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

                          Equity Growth Systems, inc.
                                  Common Stock


________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Michael D. Umile

     (b)  210 Oregon Lane; Boca raton, Florida 33487

     (c) Vice-President of American Internet Technical Centers, Inc., a subsidiary of Equity Growth Systems, Inc., 440 East Sample Road,
          Suite 204; Pompano Beach, Florida   33064

     (d)  No

     (e)  No

     (f)  United States of America

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Exchange of 5,000,000 shares of American Internet Technical Centers, Inc., a Nevada Corporation for 1,127,431 shares of Equity Growth Systems, inc . plus rights to certain contingent deferred shares of common stock per the terms of the Reorganization Agreement dated June 25, 1999.


________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a)  Reorganization Agreement dated June 25, 1999.

     (b) Corporate Reorganization involving issuer and American Internet Technical Centers, Inc., a Nevada corporation

     (c)  Not applicable

     (d) J. Brcue Gleason and Mark Granville-Smith elected to Board of Directors of Issuer effective July 1, 1999, subject to the next annual meeting of stockholders or until December 31, 1999, which ever event occurs first.

     (e)  Additional 2,250,000 shares to issuer.

     (f)  No material change to Issuer's business or corporate structure.

     (g)  None

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  None to report

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  13.08% common stock

     (b)  1,105,325

     (c)  June 25, 1999 Reorganization Agreement

     (d)  Not Applicable

     (e)  Not Applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reorganization Agreement dated June 25, 1999.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 1- Disclosure as to contingent deferred shares of common stock paragraph
           4.1 of the Reorganization Agreement.
Exhibit 2- Reorganization Agreement dated June 25, 1999 filed as an exhibit to the Form 8-KSb filed on July 12, 1999.

________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    7/12/99
                                        ----------------------------------------
                                                         (Date)


                                           /s/ Michael D. Umile /s/
                                        ----------------------------------------
                                                       (Signature)


                                         Michael D. Umile
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


EXHIBIT 1 Section 4.1 of the Reorganization Agreement

4.1      Post Closing Performance Criteria.


(a) Whether or not the restructuring provisions of Section 4.9 become operative, the Holding Company will issue additional shares of its common stock to the Subscribers as additional shares exchanged for the Target Company Stock or if applicable pursuant to Section 4.9, all of the Subsidiary's capital stock (the "Additional Exchange Shares"), predicated on the Target Companies' attaining the following annual net, pre-tax profit thresholds determined as of December 31 of each year in accordance with generally accepted accounting principals, consistently applied ("GAAP"), as follows:

         Goal                       Time Frame       Additional Exchange Shares
         -----------------------------------------------------------------------
         $200,000                   1999             500,000 Shares
         $500,000                   2000             800,000 Shares
         $1,000,000                 2001             800,000 Shares
         $1,5000,000                2002             800,000 Shares
         $2,000,000                 2003             800,000 Shares
         $2,500,000                 2004             800,000 Shares

(b) In the event that the thresholds are not attained and the Holding Company has provided the Target Companies with at least $250,000 in funding for their operations, then:

(1) If the net, pre tax earnings are less than 33% of the required threshold during the subject 12 month period, the Additional Exchange Shares for such period will be forfeited;

(2) If the net, pre tax earnings are between 33% and 80% of the required threshold during the subject 12 month period, the Additional Exchange Shares for such period and the required threshold will be carried over to the next year, increasing both the aggregate threshold and the aggregate bonus attainable for such year; and

(3) If the net, pre tax earnings are between 80% and 100% of the required threshold during the subject 12 month period, the Additional Exchange Shares for such period shall be prorated.



(c) In the event that the thresholds are not attained but the Holding Company has not provided the Target Companies with at least $250,000 in funding for its operations, then, the Additional Exchange Shares for such period shall be prorated.